Rosetta Stone Inc.

1919 North Lynn Street, 7th Floor

Arlington, VA 22209

August 21, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Attn: Katherine Wray

Re:                             Rosetta Stone Inc.

Registration Statement on Form S-1

Filed August 10, 2009, as amended August 17, 2009

File No. 333-161223

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Rosetta Stone Inc. (the “Company”) respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-161223) together with all exhibits and the amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on August 10, 2009, and amended on August 17, 2009.

The Registration Statement has not become effective, and the Company confirms that no securities have been sold in connection with the offering contemplated by the Registration Statement.  The Company and the selling stockholders have determined not to proceed with the offering contemplated by the Registration Statement at this time.

The Company requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Pursuant to Rule 477(b) under the Securities Act, this application for withdrawal of the Registration Statement will be deemed granted at the time it is filed with the Commission unless, within fifteen days after such date, the Commission notifies the Company that this application will not be granted.

If you have any questions regarding this application , please contact the Company’s outside counsel, Brian Fenske of Fulbright & Jaworski L.L.P., at (713) 651-5557 or me at (703) 387-5814.

Very truly yours,

ROSETTA STONE INC.

By:	/s/ Michael C. Wu
Michael C. Wu
General Counsel